February 19, 2008

BY HAND AND EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.

Form 10-K for fiscal year ended December 31, 2006

Form 10-Q for quarterly period ended September 30, 2007

File No. 001-31781

Dear Mr. Rosenberg:

Reference is made to the (i) letter dated January 11, 2008 from me to you, and (ii) the telephone conferences between Robert Zuccaro, Chief Accounting Officer at National Financial Partners Corp. (the “Company”) and Frank Wyman on February 1, 2008 and February 15, 2008.

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company respectfully submits supplemental information with respect to comment no. 1 set forth in the Staff’s letter dated December 21, 2007. For the convenience of the Staff, we have restated the Staff’s comments above our explanation of the additional information.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Expenses

Cost of Services, page 38

1.	Your disclosure includes a table that summarizes the results of operations of NFP’s firms for the periods presented and shows management fees as a percentage of gross margin before management fees. The subtotal of gross margin before management fees and the corresponding disclosure of gross margin before management fees as percentage of total revenue and management fees, as a percentage of gross margin, before management fees appear to be non-GAAP measures that do not comply with Item 10(e) of Regulation S-K. Please revise your disclosure to eliminate these non-GAAP measures or tell us how your disclosure complies with Item 10 of Regulation S-K.

In light of the Staff’s Comment, we propose adding the following language to our Annual Report on Form 10-K for the period ended December 31, 2007 and future filings:

“The following table summarizes the results of operations of NFP’s firms for the periods presented and uses non-GAAP measures. Gross margin before management fees represents the profitability of the Company’s business before principals receive participation in the earnings. Gross margin before management fees as a percentage of total revenue represents the base profitability of the Company divided by the total revenue of the Company’s business. Whether or not a principal participates in the earnings of a firm is dependent on the specific characteristics and performance of that firm. Management fees, as a percentage of gross margin before management fees represents the percentage of earnings that is not retained by the Company as profit, but is paid out to principals.

The Company uses gross margin before management fees and gross margin before management fees as a percentage of total revenue to evaluate how the Company’s business is performing before giving consideration to a principal’s participation in their firm’s earnings. This measure is the one in which the principal is compensated for their direct operating authority and control and on which the Company measures the principal’s performance. Management fees, as a percentage of gross margin before management fees is a measure that management uses to evaluate how much of the Company’s margin and margin growth is being shared with principals. This management fee percentage is a variable, not a fixed, ratio. Management fees, as a percentage of gross margin before management fees will fluctuate based upon the aggregate mix of earnings performance by individual firms. It is based on the percentage of the Company’s earnings that are in excess of target earnings based on the ratio of base earnings to target earnings, the performance relative to NFP’s preferred position in the earnings and the growth of the individual firms and in the aggregate (for further discussion on the Acquisition Model and management fee structure, see “Business—Acquisition Strategy—Acquisition Model”). Management fees will be higher during periods of strong growth due to the increase in incentive accruals. Higher incentive accruals will generally be accompanied by higher firm earnings. Where firm earnings decrease, management fees and management fee percentage will be lower as incentive accruals are either reduced or eliminated. Further, since NFP retains a cumulative preferred interest in firm earnings (“base earnings”) the relative percentage of management fees decreases as firm earnings decline. For firms that do not achieve base earnings, principals earn no management fee. Thus, a principal earns more management fees only when firm earnings grow and, conversely, principals earn less should earnings decline. This structure provides the Company with protection against earnings shortfalls through reduced management fee expense. In this manner the interests of both principals and shareholders remain aligned.

Management uses these non-GAAP measures to evaluate the performance of its firms and the results of the Company’s model. This cannot be effectively illustrated using the corresponding GAAP measures as management fees would be included in these GAAP measures and produce a less meaningful measure for this evaluation. On a firm specific basis the Company uses these measures to help the Company determine where to allocate corporate and other resources to assist firm principals to develop additional sources of revenue and improve their earnings performance. The Company may assist these firms in cross selling, providing new products or services, technology improvements, providing capital for sub-acquisitions or coordinating internal mergers. On a macro level the Company uses these measurements to help it evaluate broad performance of products and services which, in turn, helps shape the Company’s acquisition policy. In recent years the Company has emphasized acquiring businesses with a higher level of recurring revenue, such as benefits businesses, and those which expand its platform capabilities. The Company also may use these measures to help it assess the level of economic ownership to retain in new acquisitions or existing firms. Finally, the Company uses these measures to monitor the effectiveness of its ongoing incentive plan.

Management fees were 48.6% of gross margin before management fees in 2007 compared with 52.2% in 2006 and 54.4% in 2005. As gross margin before management fees as a percentage of total revenue has decreased, the principals’ percentage participation in these earnings have also declined. Although gross margin before management fees has grown each year, the management fee expense has not kept pace, primarily as the Company has increased its retained interest in recent acquisitions and has had a greater share of its earnings contributed by NFPSI and NFPISI for which no management fee expense is incurred.”

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.

Very truly yours,

/s/ Mark C. Biderman
Mark C. Biderman Executive Vice President and Chief Financial Officer

cc:	Douglas W. Hammond, Esq.

Executive Vice President and General Counsel

National Financial Partners Corp.

787 Seventh Avenue, 11th Floor

New York, NY 10019

Richard B. Aftanas, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036